Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 001-33007)

Date: September 6, 2016

Spectra Energy Corp Tweet (@spectraenergy), September 6, 2016

Spectra Energy $SE & Enbridge $ENB combining to create largest N. American energy infrastructure co. w/ C$165B value http://bit.ly/2cD9WiV

Spectra Energy Corp Facebook Post, September 6, 2016

Spectra Energy and Enbridge to combine to create North America’s largest energy infrastructure company, with a C$165 billion (US$127 billion) enterprise value http://bit.ly/2bQo7Qt

Spectra Energy Corp LinkedIn Post, September 6, 2016

Enbridge and Spectra Energy to combine to create North America’s largest energy infrastructure company, with a C$165 billion (US$127 billion) enterprise value http://bit.ly/2ck3mKE

StockTwits Post, September 6, 2016

Spectra Energy $SE & Enbridge $ENB combining to create largest N. American energy infrastructure co. w/ C$165B value http://bit.ly/2cDbKZd

FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (“FLI”) to provide Enbridge Inc. (“Enbridge”) and Spectra Energy Corp. (“Spectra”) shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; future shareholder returns; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; potential asset dispositions; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labor and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.Enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 800.481.2804 within North America and 403.231.5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Ct. Houston, TX 77056 or by calling 713.627.4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.